UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
November 14, 2002

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(*State or other jurisdiction
of incorporation or organization)*

76-0517977
*(I.R.S. Employer
Identification No.)*

1600 Smith Street, Dept. HQSCE
Houston, Texas
(Address of principal executive offices)

77002
(Zip Code)

713-324-2639
(Registrant's telephone number, including area code)

Item 7.   Financial Statements and Exhibits.

      (c)   Exhibits

          99.1   Press Release announcing pre-payment of $50.0 million in principal on its note payable to Continental Airlines, $92.8 million in expected capital expenditures in 2003 and projected compound average growth rate from 2002 through 2005 in available seat miles.

          99.2   Presentation Data

Item 9.   Regulation FD Disclosure.

      a)   On November 13, 2002 the company announced pre-payment of $50.0 million in principal on its note payable to Continental Airlines, $92.8 million in expected capital expenditures in 2003 and projected compound average growth rate from 2002 through 2005 in available seat miles.

      b)   The Company is furnishing herewith certain data being presented by certain of its executive officers on November 14, 2002 at the Salomon Smith Barney 2002 Transportation Conference.

          Beginning Thursday, November 14, 2002, an audio webcast of the remarks and accompanying graphic presentation will be made available under the Investor Relations website at http://www.expressjet.com.

Portions of this news release contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. ExpressJet Holdings, Inc. relies on this safe harbor in making such disclosures. The statements regarding our growth and capital expenditures, including plans with respect to our fleet, are forward-looking statements. These statements reflect our expectations and assumptions about future events and are subject to uncertainties and other factors, many of which are outside our control. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible Federal Aviation Administration requirements; our high leverage; certain tax matters; competition and industry conditions; and the seasonal nature of the airline business. Additional information concerning risk factors that could cause our actual results to differ materially from those in the forward-looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Registration Statement on Form S-1 dated April 17, 2002. In light of these uncertainties and assumptions, the events described in the forward-looking statements of this news release might not occur or might occur to a materially different extent than described in this news release. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: November 14, 2002

/s/ John F. Wombwell

John F. Wombwell
Vice President, General Counsel and Secretary

EXHIBIT INDEX

99.1   Press Release
99.2   Presentation Data